Zygo Corporation and Subsidiaries

Walter A. Shephard	Laurel Brook Road
Vice President Finance	P.O Box 448
CFO and Treasurer	Middlefield, Connecticut
Direct Voice: 860 704-3955	06455-0448

Voice: 860 347-8506
Fax: 860 347-8372
http://www.zygo.com

December 1, 2008

By EDGAR

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zygo Corporation Form 10-K for the fiscal year ended June 30, 2008 Filed September 15, 2008 Form 10-Q for the quarter ended September 30, 2008 File No. 0-12944

Dear Mr. Vaughn:

By letter dated November 24, 2008, Zygo Corporation (“Zygo”, ”we”) received comments from the Staff on Zygo’s Annual Report on Form 10-K for the year ended June 30, 2008 and Zygo’s Form 10-Q for the quarter ended September 30, 2008. We submit this letter in response to those comments. The Staff’s comments are reprinted below followed by Zygo’s responses to these comments.

Form 10-K for the fiscal year ended June 30, 2008

Index to Consolidated Financial Statements and Schedule, page F-1

12/1/08

Consolidated Balance Sheets, page F-3

1.	We note that you have accrued $5.2 million and $8.7 million of progress payments as of June 30, 2008 and 2007, respectively. Please revise your notes in future filings to clearly explain the nature of these progress payments and your accounting policy associated with these payments.

Response: Zygo notes the Staff’s comment and confirms that in our future filings, we will comply with the Staff’s comment by explaining the nature of the progress payments and our accounting policy associated with these payments.

Note 1. Summary of Significant Accounting Policies, page F-7

-Revenue Recognition, page F-8

2.	We note that you provide a standard right of return to your customers and that you account for this right of return as a warranty provision under SFAS 5. Please tell us and revise future filings to explain the nature of the right of return that you offer to your customers. Within your discussion, please explain to us why you account for rights of return under SFAS 5 rather than pursuant to SFAS 48.

Response: Zygo informs the Staff that the standard right of return referred to in our revenue recognition policy are related to returns for defective products that would be covered under our warranty provisions. We have no right of return in our customer agreements which allows the customer to return products that are otherwise not defective, nor do we have a business practice of accepting returns for products that are otherwise not defective. Paragraph 4 of Statement of Financial Accounting Standards (“SFAS”) No. 48 exempts from its scope “sales transactions in which a customer may return defected goods such as under warranty provisions.” Therefore, we do not believe the application of SFAS No. 48 is appropriate.

Warranties are considered expressly in SFAS No. 5. Paragraph 8 of SFAS No. 5 provides the guidance for recognizing a loss contingency for warranty:

“An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a. Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

12/1/08

b. The amount of loss can be reasonably estimated.”

Our loss contingency for warranty is based on our past history. We calculate an expected warranty rate based on our actual warranty costs as applied to our revenues over a similar period. We calculate the warranty reserve based on the sales during a warranty period multiplied by the warranty rate. Additionally, in some cases, when we become aware of a potential quality issue with regard to a specific product or products delivered to a specific customer, we will create an additional warranty reserve to account for that specific situation. Both of these scenarios meet the criteria of paragraph 8 of SFAS No. 5. Further details regarding our warranty liability are included in Note 9 to the financial statements.

Zygo notes the Staff’s comment and confirms that in our future filings, we will comply with the Staff’s comment to clarify that the nature of the right of return that we offer to our customers only relates to defective products.

Note 2. Acquisition, page F-10

3.

We note from your disclosures here and on the facing page of this filing that you acquired certain assets of Solvision, Inc. for $5.1 million, net of cash received, on February 28, 2008 and that you were required to file stand-alone audited financial statements for Solvision, Inc. for each of its latest two fiscal years by May 13, 2008. We further note that you intend to file Solvision, Inc.’s audited financial statements “as soon as practicable.” Please tell us when you reasonably expect to file an Item 2.01 Form 8-K that contains Solvision’s Inc.’s historical financial statements. Within your response, please also confirm to us that you will include the pro forma financial statements required by Article 11 of Regulation S-X within your Item 2.01 Form 8-K. Please note that you may not be considered a timely filer since you have not filed the required financial statements for this acquisition within the prescribed timeframe and that this may impact your eligibility to use certain forms to register your securities under the Securities Act of 1933.

Response: Zygo notes the Staff's comment and hereby informs the Staff that we expect to file a Form 8-K that contains the required audited financial statements of Solvision, Inc. and pro forma financial statements within the first two weeks of December 2008. The Form 8-K will include the pro forma financial statements required by Article 11 of Regulation S-X.

Note 3. Marketable Securities, page F-12

4.

We note that a significant amount of your held-to-maturity investments are in “corporate, federal, state, and local municipal” debt securities. As applicable, please revise future filings to separately present amounts held in debt securities issued by U.S. Government, state governments, foreign governments, and corporations. To the extent that your debt securities are

12/1/08

concentrated in one of the above categories, please revise future filings to disclose that fact. Refer to paragraph 19(b)-(e) of SFAS 115.

Response: Zygo notes the Staff’s comment and confirms that in our future filings, we will comply with the Staff’s comment to separately present amounts held in debt securities issued by the U.S. Government, state governments, foreign governments, and corporations, as applicable; and to disclose, if applicable, that our debt securities are concentrated in one of these listed categories.

Form 10-Q for the quarter ended September 30, 2008

Liquidity and Capital Resources, page 18

5.

We note your disclosures related to your marketable securities. We further note that you intend to hold all your securities to maturity even though you are heavily invested in the finance sector. Please revise your future filings to disclose if you also have the ability to hold these securities until maturity.

Response: Zygo notes the Staff’s comment and confirms that in our future filings, we will comply with the Staff’s comment by disclosing that we have both the intent and ability to hold to maturity all securities which may be classified as “held-to-maturity” in our financial statements included in those filings.

********************************************************************************************************************************

In addition, Zygo acknowledges that:

o	Zygo is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	Zygo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or need further information regarding this response letter, please contact the undersigned at (860) 704-3955.

Sincerely,

/s/ Walter A. Shephard

Walter A. Shephard

cc:  David Burton, Staff Accountant
Tara Harkins, Staff Accountant
Sheldon G. Nussbaum, Esq.

12/1/08